eHealth, Inc.
2625 Augustine Drive
Second Floor
Santa Clara, CA 95054

September 23, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Rolf Sundwall and Mary Mast

Re:	eHealth, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 14, 2019
File No. 000-33071

Ladies and Gentlemen:

eHealth, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 5, 2019, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2018 (File No. 000-33071) originally filed with the Commission on March 14, 2019 (the “2018 Form 10-K”).

In this letter, the comments from the Staff have been recited in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Financial Statements
Consolidated Statements of Stockholders’ Equity, page 81

1.	Please tell us your consideration of separately disclosing the total cumulative effect of the adoption of ASC 606 on your retained earnings as of December 31, 2015. Refer to ASC 250-10-50-1.

We respectfully advise the Staff that we adopted ASC 606, “Revenue from Contracts with Customers” (“ASC 606”) effective January 1, 2018, using the full retrospective method to restate each prior reporting period presented. Upon reviewing our disclosure, we have determined that disclosure of the cumulative effect of the adoption of ASC 606 on retained earnings was not included in the 2018 Form 10-K. Notwithstanding, the amount is able to be computed from other information contained within the filing by comparing the change in retained earnings from December 31, 2014 to 2015 with the net income for the year ended December 31, 2015, each as set forth in Item 6 of the 2018 Form 10-K. We also commit to specifying in our Form 10-K for the year ending December 31, 2019 the amount of, and providing an explanation for, the adjustment to retained earnings as a result of the impact of the adoption of ASC 606 in our Selected Financial Data table in Item 6.

2.
Please tell us your consideration of disclosing the significant judgments in estimating the total lifetime commissions. In this respect, please tell us the time periods considered for each plan type and the specific constraints you consider in determining the percentages disclosed on page 87. Refer to ASC 606-10-50-1b.

The significant inputs into the Company’s lifetime value or “LTV” calculations are based on historical information and are computed for each product offering. The three primary inputs to LTV are the rate at which approved members convert to paying members, expected member attrition, and the commission rates expected to be received per paying member. The Company analyzes historical data to determine these inputs to the calculation of LTV, and application of them to determine LTV does not involve significant judgments. The historical periods used in calculating LTV for all Medicare products, which made up 84% of the Company’s commission revenue for the year ended December 31, 2018 is five to seven years. The historical period used in determining LTV for other products varies depending on the history the Company has been selling those products and the duration the Company has determined to be appropriate for estimating LTVs. The inputs to LTV are not particularly judgmental because, as noted above, they are based on historical data. To determine transaction price, the Company applies a constraint to LTV in accordance with ASC 606-10-32-11. Thus, LTV less the constraint is the basis for revenue recognition.

Judgments that can be significant in estimating transaction price are related to the constraint. To determine the constraints to be applied to LTV, the Company compares prior calculations of LTV to actual cash received and reviews the reasons for any differences. The Company then applies judgment in assessing whether the difference between historical cash collections and LTV is representative of differences that can be expected in future periods. The Company also analyzes whether circumstances have changed and considers any known or potential modifications to the inputs into LTV and the factors that can impact the amount of cash expected to be collected in future periods such as commission rates, carrier mix, policy duration, changes in laws and regulations, and cancellations of insurance plans offered by health insurance carriers with which the Company has a relationship.

The Company discusses the inputs for its constrained LTV estimates in Footnote 1, Summary of Business and Significant Accounting Policies, on pages 86 and 87 of the 2018 Form 10-K. Further, Item 1A, Risk Factors, also discusses the Company’s considerations associated with our constrained LTV calculations on pages 15 and 16 of the 2018 Form 10-K. Specifically, and among other things, the Company (i) provides the inputs to its calculation of LTV; (ii) discloses that the inputs are based on historical trends and incorporate management’s judgment in interpreting the trends and in applying the constraints; and (iii) indicates that when assessing the appropriateness of the constraint that the Company assesses factors that could impact its estimate based on current trends impacting its business.

In light of the Commission’s comment, the Company proposes including additional disclosure in the footnotes to its financial statements in future filings that more specifically indicates (i) that judgments that can be significant in estimating LTVs are related to the constraint; (ii) that the Company reviews the reasons for differences between historical calculations of LTV and actual cash collections and determines whether the reason for the differences are applicable to future periods; and (iii) that in determining the constraints to be applied to LTV the Company considers any known or potential modifications to factors that could impact cash collections in future periods such as commission rates, carrier mix, policy duration, changes in laws and regulations, and cancellations of insurance plans offered by the Company’s carrier partners.

* * * * *

Please direct your questions or comments to me at (650) 210-3162.

Very truly yours,

/s/ Derek N. Yung
Derek N. Yung
Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	Scott Giesler, Esq., eHealth, Inc.
Patrick J. Schultheis, Esq., John Randall Lewis, Esq., and Jeana S. Kim, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation,
Richard Ramko, Partner, Ernst & Young LLP